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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
          (UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               WOLOHAN LUMBER CO.

                                (Name of Issuer)

                               WOLOHAN LUMBER CO.
                             WOLOHAN ACQUISITION CO.
                                JAMES L. WOLOHAN
                                JOHN A. SIEGGREEN

                       (Name of Persons Filing Statement)

                     Common Stock, Par Value $1.00 Per Share

                         (Title of Class of Securities)

                                   977865-104

                      (CUSIP Number of Class of Securities)

                                James L. Wolohan
                      President and Chief Executive Officer
                               Wolohan Lumber Co.
                                1740 Midland Road
                             Saginaw, Michigan 48605
                                 (989) 793-4532

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                               Verne C. Hampton II
                              Dickinson Wright PLLC
                         500 Woodward Avenue, Suite 4000
                             Detroit, Michigan 48226



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This statement is filed in connection with (check appropriate box):

a.       [X]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

b.       [ ]      The filing of a registration statement under the Securities act of 1933.

c.       [ ]      A tender offer.

d.       [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are the preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE

             $26,451,368                             $2,140
              ----------                              -----

* The filing fee was determined based upon the sum of (a) the product of shares of common stock, par value $1.00 per share, proposed to be acquired by the acquirer, 994,537 shares (which does not include 1,048,151 shares which will be owned by the continuing shareholders after the merger) times the merger consideration of $25.75 per share of Common Stock, and (b) $842,040 payable to holders of options and performance shares in exchange for the cancellation of such options and performance shares (the "Total Consideration"). In accordance with Exchange Act Rule 0-11(c) and Securities and Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $26,451,368.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previously filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $2,140               Filing Party: Wolohan Lumber Co.
Form or Registration No.: Schedule 14A         Date Filed:   August 20, 2003
                          Preliminary Proxy Statement



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                                  INTRODUCTION

                  This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3) is being filed by Wolohan Lumber Co., a Michigan corporation (the "Company") and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Wolohan Acquisition Co., a Michigan corporation, James
L. Wolohan, President and Chief Executive Officer of the Company and John A. Sieggreen, President and Chief Executive Officer of Wolohan Acquisition Co.. This transaction statement relates to the Agreement and Plan of Merger, dated as of August 13, 2003 (the "Merger Agreement"), between the Company and Wolohan Acquisition Co. pursuant to which Wolohan Acquisition Co. will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation").

         Under the terms and subject to the conditions of the Merger Agreement,
(a) each outstanding share of Common Stock, other than Common Stock owned by certain current shareholders and members of management of the Company, will be converted into the right to receive $25.75 in cash without interest thereon (the "Merger Consideration"); (b) each outstanding option to acquire a share of Common Stock, other than options held by certain members of management of the Company, will be converted into the right to receive an amount per share equal to the Merger Consideration minus the exercise price per share for each such option, without interest thereon (the "Option Consideration"); and (c) each outstanding performance share under the Long-Term Incentive Plan, other than performance shares held by certain members of management of the Company, will be converted into the right to receive an amount equal to the product of (i) the number of performance shares and (ii) the Merger Consideration.

         Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act relating to a Special Meeting of Shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a), and a copy of the Merger Agreement is attached hereto as Exhibit (d). All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

         The information in the Proxy Statement, including all appendixes thereto, is hereby expressly incorporated by reference to this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.




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ITEM 1.  SUMMARY TERM SHEET.

         ITEM 1001
                  The information contained in the section of the Proxy Statement entitled "QUESTIONS AND ANSWERS" and "SUMMARY" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         ITEM 1002
         (a) The information contained in the section of the Proxy Statement entitled "GENERAL INFORMATION REGARDING WOLOHAN LUMBER AND WOLOHAN ACQUISITION - GENERAL" is incorporated herein by reference.

         (b) As of August 13, 2003, there were 2,042,688 shares of Company Common Stock outstanding.

         (c)(d)(f) The information contained in the section of the Proxy Statement entitled "GENERAL INFORMATION REGARDING WOLOHAN LUMBER AND WOLOHAN ACQUISITION -- Price Range of Shares; Dividends; and Stock Repurchases" and - "Interests of Certain Persons in the Merger" is incorporated herein by reference.

         (e)      Not Applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

         ITEM 1003
         (a)-(c) This Statement is being filed by Wolohan Lumber Co., Wolohan Acquisition Co., James L. Wolohan and John A. Sieggreen. The information contained in the section of the Proxy Statement entitled "GENERAL INFORMATION REGARDING WOLOHAN LUMBER AND WOLOHAN ACQUISITION" is incorporated herein by reference.

         (b) The information set forth in the section entitled "SUMMARY" is incorporated herein by reference. Neither Wolohan Lumber nor Wolohan Acquisition, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order finding any violation of federal or state securities laws or enjoining further violations of, or prohibiting activities subject to, any such law. Both are incorporated under Michigan law.

          (c) The biographical information regarding James L. Wolohan and John A. Sieggreen set forth in the section of the Proxy Statement entitled "GENERAL INFORMATION REGARDING WOLOHAN LUMBER AND WOLOHAN




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                  ACQUISITION-EXECUTIVE OFFICERS AND DIRECTORS" is
                  incorporated herein by reference. Neither Mr. Wolohan nor Mr. Sieggreen has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. They are citizens of the U.S.A.

ITEM 4.  TERMS OF THE TRANSACTION.

         ITEM 1004
         (a)(1)   Not applicable.

         (a)(2) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           "THE MERGER AGREEMENT -- The Merger"
                           "SPECIAL FACTORS - Purposes of the Merger and Plans or Proposals"
                           "SPECIAL FACTORS - Reasons for the Merger; Fairness of the Merger"
                           "MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE "MERGER"
                           "THE SPECIAL MEETING - Required Vote"

         (b)      Not Applicable

         (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           "THE MERGER AGREEMENT -- Conversion of Common Stock" "GENERAL INFORMATION REGARDING WOLOHAN LUMBER AND WOLOHAN ACQUISITION -- Interest of Certain Persons in the Merger"

         (d)      Not Applicable

         (e)      None

         (f)      Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         ITEM 1005
         (a) The information contained in the following section of the Proxy Statement is incorporated herein by reference:



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                  "GENERAL INFORMATION REGARDING WOLOHAN LUMBER AND WOLOHAN
                  ACQUISITION - Interest of Certain Persons in the Merger".

         (b)-(c) The information contained in the following sections of the Proxy Statement and Appendix A to the Proxy Statement are incorporated herein by reference:

                           "SPECIAL FACTORS - Background of the Merger"
                           "GENERAL INFORMATION REGARDING WOLOHAN LUMBER AND WOLOHAN ACQUISITION -- Price Range of Shares; Dividends; and Stock Repurchases"

         (e) The information contained in the following section of the Proxy Statement is incorporated herein by reference:

                        "THE MERGER - Merger Financing".

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         ITEM 1006
         (a),(b),(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           "SPECIAL FACTORS - Purposes of the Merger and Plans or Proposals"
                           "SPECIAL FACTORS - Background of the Merger"

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         ITEM 1013
         (a)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           "SPECIAL FACTORS - Purposes of the Merger and Plans or Proposals"
                           "SPECIAL FACTORS - Reasons for the Merger and Fairness of the Merger"

         (d) The information contained in the following sections of the Proxy Statement and ANNEX A to the Proxy Statement are incorporated herein by reference:

                           "MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER"
                           "SPECIAL FACTORS - Purposes of the Merger and
                           Plans or Proposals"
                           "THE MERGER AGREEMENT - Conversion of Common Stock"




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ITEM 8.  FAIRNESS OF THE TRANSACTION.

         ITEM 1014
         (a)-(e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           "SPECIAL FACTORS - Reasons for the Merger and Fairness of the Merger"
                           "SPECIAL FACTORS - Background of the Merger"
                           "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors"
                           "THE SPECIAL MEETING -- Required Vote"

         (f)      Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         ITEM 1015
         (a)-(c) The information contained in the section of the Proxy Statement entitled "SPECIAL FACTORS - Opinion of McDonald Investments", and Appendix B to the Proxy Statement are incorporated herein by reference.

ITEM 10. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         ITEM 1007
         (a),(b),(c),(d)   The information contained in the following sections
                           of the Proxy Statement are incorporated herein by reference.

                           "THE MERGER AGREEMENT - Fees and Expenses"
                           "THE MERGER AGREEMENT - Merger Financing"

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         ITEM 1-008
         (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           "GENERAL INFORMATION REGARDING WOLOHAN LUMBER AND WOLOHAN ACQUISITION - Stock Ownership"

         (b)               None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

ITEM 1012


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         (d)               The information contained in the section of the Proxy
                           Statement entitled "GENERAL", "THE SPECIAL MEETING -- Required Vote" and "THE MERGER AGREEMENT" - Recommendation of the Special Committee and the Board of Directors is incorporated herein by reference.

         (e)               None

ITEM 13. FINANCIAL STATEMENTS.

         ITEM 1010
         (a),(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           "SELECTED CONSOLIDATED FINANCIAL DATA;
                           APPENDIX C; APPENDIX D"

         (b)               Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         ITEM 1009
         (a),(b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference.

                           "THE SPECIAL MEETING - Time Place and Date; Proxy Solicitation"

ITEM 15. ADDITIONAL INFORMATION.

         ITEM 1011
         (a)               Not applicable.
         (b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

         ITEM 1016
         (a) Preliminary Proxy Statement filed with the Securities and Exchange Commission on
                           August 20, 2003.

         (b)               Commitment Letter dated June 30, 2003 from Citizens
                           Bank

         (c) Opinion of McDonald Investments Inc. attached as APPENDIX B to the preliminary Proxy Statement which is filed as Exhibit (a).


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         (d)               Agreement and Plan of Merger, dated as of August 13,
                           2003 between Wolohan Lumber Co. and Wolohan
                           Acquisition Co. attached as Appendix A to the preliminary Proxy Statement which is filed as Exhibit (a).

         (e)               None

         (f)               Not Applicable

         (g)               None.

         (h)               None.







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                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated: August 20, 2003                WOLOHAN LUMBER CO.

                                      By:      /s/ James L. Wolohan
                                               ---------------------------------
                                               Name:  James L. Wolohan
                                               Title: President and Chief
                                                      Executive Officer

                                      WOLOHAN ACQUISITION CO.

                                      By:      /s/ John A. Sieggreen
                                               ---------------------------------
                                               Name:  John A. Sieggreen
                                               Title: President and Chief
                                                      Executive Officer

                                      /s/ James L. Wolohan
                                      ------------------------------------------
                                      James L. Wolohan


                                      /s/ John A. Sieggreen
                                      ------------------------------------------
                                      John A. Sieggreen








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                                 EXHIBIT INDEX


EXHIBIT NO.                          DESCRIPTION

99(a) Preliminary Proxy Statement filed with the Securities and Exchange Commission on August 20, 2003

99(b)             Commitment Letter dated June 30, 2003 from Citizens Bank

99(c) Opinion of McDonald Investments, Inc. attached as APPENDIX B to the preliminary Proxy Statement which is filed as Exhibit 99(a).

99(d) Agreement and Plan of Merger, dated as of August 13, 2003 between Wolohan Lumber Co. and Wolohan Acquisition Co. attached as Appendix A to the preliminary Proxy Statement which is filed as Exhibit 99(a).